UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event filed by Sociedad Química y Minera de Chile S.A. before the Superintendencia de Valores y Seguros de Chile on December 19, 2011.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

Santiago, Chile, December 14, 2011.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that it has subscribed, today, a Purchase/Sales Contract of Mining Concessions, Royalties, Constitution of Prohibitions and Others by means of which, in essence, SQM has sold to SG certain mining claims located in Region II and which the latter will use in the development of its “Sierra Gorda Mining Project” for copper, molybdenum, and gold. The total value indicated in said Contract includes the payment of US$ 37,764,000- already received by SQM- and the payment of a minimum annual royalty of US$ 2,000,000 that SG shall pay to SQM as of 2022. This, finally, will generate a net effect of approximately US$30,000,000 in the results of SQM as of the fourth quarter of the year 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: December 19, 2011